UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:  November 2008
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

2 Rechavam Ze’evi Street
Givat Shmuel 54017, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _   __

OTHER EVENTS

    On October 31, 2008, Dr. Moshe BenBassat entered into a written sales plan agreement (the "10b5-1 Plan") in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act (the "Exchange Act").  The 10b5-1 Plan authorizes Dr. BenBassat's broker to sell, subject to certain conditions, up to 530,000 shares of common stock of Clicksoftware Technologies Ltd. (the "Company") owned by him.  Certain terms of the 10b5-1 Plan are outlined below:

Name	Position	Number of Shares	Sales Period
Dr. Moshe BenBassat	CEO; Chairman of the Board	530,000	December 1, 2008 to June 1, 2009

    The 10b5-1 Plan is intended to comply with Rule 10b5-1 of the Exchange Act and the Company's insider trading policy.  Rule 10b5-1 allows corporate insiders to establish pre-arranged written stocktrading plans for trading the Company's securities. These plans must be entered into in good faith at a time when the insider is not aware of material, non-public information concerning the Company or its securities.

    The information in this Form 6-K is being furnished and shall not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.  Furthermore, the information in this Form 6-K shall not be deemed to be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, unless such registration statement specifically references this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and Chief Financial Officer

Date:  November 3, 2008